THE JAPAN EQUITY FUND, INC.

c/o Aberdeen Asset Management Inc.
1735 Market Street, 32nd Floor
Philadelphia, PA 19103
(866) 839-5205

April 14, 2014

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Chad D. Eskildsen

Re:	The Japan Equity Fund, Inc.
Proxy Voting Record on Form N-PX
Investment Company Act File No. 811-06142

Dear Mr. Eskildsen:

On behalf of The Japan Equity Fund, Inc. (the “Fund”), we hereby respond to your oral comment to the Fund’s proxy voting record Form N-PX filed on August 23, 2013, as discussed during our telephone conversation on March 31, 2014. For your convenience, a transcription of your comment is included in this letter, followed by the applicable response.

Comment.  It was noted that the Form N-PX was signed by the Assistant Treasurer to the Fund rather than by a Principle Executive Officer or Officers of the Fund, as required by General Instruction F of Form N-PX.

Response.  An amended Form N-PX will be filed for the purpose of modifying the signatory to the initial Form N-PX filed on August 23, 2013.  The amended Form N-PX will be signed by the Fund’s President.

If you would like to discuss this response in further detail or if you have any questions, please feel free to contact me at (215) 405-5770. Thank you.

Very truly yours,

/s/ Lucia Sitar

Lucia Sitar
Vice President
The Japan Equity Fund, Inc.